Exhibit 3.2.1

AMENDMENT TO BYLAWS

(Effective as of August 1, 2001)

Section 5. Office of the Chairman. The Office of the Chairman shall consist of such persons as may be appointed by the Board of Directors. The members of the Office of the Chairman shall have such titles, rank, powers and duties as from time to time may be assigned to them by the Board of Directors. From time to time, the Board of Directors shall appoint one member of the Office of the Chairman to hold those powers and perform those duties to be held or performed by the Chairman of the Board under these Bylaws, or shall allocate such powers and duties among one or more members of the Office of the Chairman.

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